Exhibit 99.20
Blue Pearl Mining Ltd.
Management’s Discussion and Analysis
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with the Corporation’s unaudited interim consolidated financial statements for the periods ended March 31, 2007 and 2006 along with the Corporation’s Management’s Discussion and Analysis and the audited consolidated financial statements and related notes thereto for the years ended December 31, 2006 and 2005 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
Highlights
•	The Corporation had net income of $47,735 or $0.46 per share, $0.45 per share on a fully diluted basis, for the quarter.

•	The Corporation sold 10.5 million pounds of molybdenum in the quarter at an average realized price of $25.57 per pound.

•	In March 2007, the 2nd Lien credit facility was repaid for a total repayment amount of $64,329, which included a prepayment premium of $2,474.

•	On April 3, 2007, a private placement of 3,000,000 shares for proceeds of $31,900 was announced. The placement closed in April 2007.

•	In April 2007, the Corporation announced the results of the resource study at the Endako Mine that showed 464 million pounds of molybdenum in measured and indicated resources.
Selected Financial Information (unaudited)
(US$ in thousands, except per share amounts)

	Three months ended
	March 31
	2007	2006

Molybdenum sold (000’s lb)	10,485	—
Revenue	$275,348	$—
Cost of sales	$179,886	$—
Income from mining operations	$95,462	$—
Net income (loss)	$47,735	$(2,481)
Income (loss) per share
— basic	$0.46	$(0.06)
— diluted	$0.45	$(0.06)
Cash flow from operating activities	$105,059	$(3,672)

	March 31	December 31
	2007	2006

Cash and cash equivalents	$114,512	$98,059
Working capital	$162,176	$183,589
Total assets	$911,047	$921,282
Total long term debt	$319,409	$397,806
Shareholders’ equity	$278,187	$224,051
Shares outstanding (000’s)	108,165	100,528

Introduction
Blue Pearl Mining Ltd. (“Blue Pearl” or the “Corporation”) acquired Thompson Creek Metals Company (“TCMC” or “Thompson Creek”) on October 26, 2006. TCMC is the fifth-largest molybdenum producer in the world and owns the Thompson Creek mine and concentrator in Idaho, the Langeloth metallurgical facility in Pennsylvania and a 75% joint venture interest in the Endako mine, concentrator and roaster in British Columbia. This acquisition transformed the Corporation into a significant metal producer with vertically integrated mining, milling and processing operations.
Blue Pearl is developing the Davidson molybdenum property (“Davidson Property”) in British Columbia. A feasibility study and permitting are currently underway. Depending upon the feasibility study and permitting, production is expected from the Davidson mine in 2008 and synergies are expected by using the Endako mine, which is within trucking distance, to process Davidson ore.

Operations
The key statistics are presented in the table below. The Canadian operations reflect the Corporation’s 75% joint venture interest in the Endako Mine. As the Corporation had no operations for the three months ended March 31, 2006, a comparative period has not been presented.
Key Statistics

	Three months ended March 31, 2007
	(Unaudited)
	US	Canadian
	Operations	Operations	Total

Molybdenum sold (000’s lb)	8,373	2,112	10,485
Molybdenum produced (000’s lbs) (Note 1)	3,842	1,591	5,433

Revenue ($/lb)	$25.83	$24.56	$25.57

Operating expenses ($/lb Mo sold)
Inventory purchase price adjustment (Note 3)	$3.53	$—	$2.81
Other operating	$13.80	$7.88	$12.61

Total	$17.33	$7.88	$15.42

Mining
Ore (000’s tonnes)	1,569	1,911	3,479
Waste (000’s tonnes)	5,114	1,210	6,324
Total (000’s tonnes)	6,683	3,121	9,803
Strip ratio	3.26	0.72	2.45

Milling (000’s tonnes)	1,649	1,771	3,420
Grade (% molybdenum)	0.12	0.06	0.09
Recovery (%)	90.6	72.6	81.3

Production costs ($/ lb) (Note 2)	$4.52	$8.31	$5.63

Revenue from molybdenum sales	$216,241	$51,875	$268,116

Operating Expenses
Inventory purchase price adjustment (Note 3)	$29,599	$—	$29,599
Other operating expenses	$115,523	$16,646	$132,169

Total	$145,122	$16,646	$161,768

Note 1	—	These amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 2	—	These costs reflect production and roasting costs for molybdenum from the Thompson Creek and Endako mines only.

Note 3	—	See Income Statement section of this Management’s Discussion and Analysis for explanation.
United States Operations
During the 1st Quarter of 2007, the US Operations sold 8.4 million pounds of molybdenum at an average realized price of $25.83 per pound to generate $216,241 in revenue. These sales include product mined at the Thompson Creek Mine and material purchased from other suppliers and processed at the Langeloth facility. In addition, tolling and calcining of third party material at the Langeloth facility provided revenues of $7,232. The US Operations produced 3.8 million pounds of molybdenum from the Thompson Creek Mine. The average production cost to mine, mill and process this ore was $4.52 per pound during the quarter. The Corporation took advantage of the current market demand and made an additional one time sale of approximately 1.0 million pounds of molybdenum during the quarter. As a result of higher than anticipated sales in the quarter, product inventory on hand at March 31, 2007 was reduced.
Canadian Operations
During the 1st Quarter of 2007, the Canadian Operations sold 2.1 million pounds of molybdenum at an average realized price of $24.56 per pound to generate $51,875 in revenue. The Canadian Operations produce 1.6 million pounds of molybdenum at an average cost of $8.31 per pound. Product inventory was reduced to minimal levels at March 31, 2007 due to strong sales.

Financial Review
Prior to the TCMC purchase, Blue Pearl’s mining assets were limited to the Davidson Property which is in the feasibility study and permitting stage and therefore there were no operations in the comparable period in 2006.
During the quarter, the Corporation revised its initial estimates of fair values related to certain sales contracts. As a result of the revised estimate of fair value of the sales contracts, the Corporation has revised the amount of the purchase price allocation for sales contract liabilities, other assets, accounts payable and accrued liabilities and related future tax asset and liabilities.
The revised consolidated balance sheet at acquisition is as presented below. The consolidated balance sheet may differ from the consolidated balance sheet determined after the completion of the valuation process. This allocation of the purchase price is preliminary and is based on management’s estimate of the fair value of the assets and liabilities acquired. The final fair-value estimate could be materially different from that currently being used. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets which valuations are less advanced due to the inherent complexities associated with valuations.

Preliminary Purchase Price Allocation
Assets
Cash	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	51,370

917,957

Liabilities
Accounts payable and accrued liabilities	26,968
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	195,051
Sales contract liability	16,583
Other liabilities	7,411

281,249

Net assets acquired	$636,708

Purchase price payment
Paid on closing	$575,000
Paid subsequent to closing	61,529
Costs	179

$636,708

Income Statement
The net income for the 1st Quarter of 2007 was $47,735 or $0.46 per share, compared to a net loss of $2,481 or $0.06 per share for the same period in 2006.

During the quarter, 10.5 million pounds of molybdenum were sold at an average realized price of $25.57 per pound. The Corporation also generated revenue of $7,232 from toll roasting third party molybdenum products and from recovering metals in spent catalyst. No revenues were earned by Blue Pearl for the same period in 2006 as it was in the development stage.
Operating expense in the 1st Quarter of 2007 totaled $161,768 or $15.42 per pound of molybdenum. Included in the operating expenses is an amount related to the inventory portion of the Thompson Creek purchase price adjustment. TCMC held 7.8 million pounds of inventory on the acquisition date. This inventory was deemed to be purchased by Blue Pearl, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98,531 over the original book value prior to the acquisition. During the quarter, the remaining inventory purchased on acquisition was sold and the final $29,599 of the purchase price adjustment was allocated to operating expenses. Blue Pearl did not incur any cost of sales in the 1st Quarter of 2006 as it was in the development stage.
General and administrative expense increased by $2,704 to $3,108 in the 1st Quarter of 2007 from the same period in 2006. The Corporation is now an operating company since the acquisition of TCMC but was only in the development stage in the 1st Quarter of 2006. This increase primarily relates to staff compensation, administrative expenditures, audit and accounting fees and investor relations costs.
Exploration and development expense decreased by $385 in the 1st Quarter of 2007 as compared to 2006. These costs relate to the Davidson project and vary quarterly depending on activities. The Corporation is continuing with permitting and feasibility work for the Davidson project.
Interest income increased by $1,855 in the quarter as compared to the same period in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with the TCMC purchase and cash generated from operations.
Interest expense and finance fees of $15,394 in 2007 resulted from the long-term debt borrowed to finance the TCMC acquisition and the equipment loans acquired as part of the acquisition. The Corporation incurred a one time prepayment premium of $2,474 in the 1st Quarter of 2007 related to the early repayment of the 2nd Lien credit facility. The Corporation had no debt prior to the acquisition and therefore did not incur interest expense in the same period last year.
As part of the acquisition of TCMC by Blue Pearl, the Corporation acquired sales agreements that are considered derivative instruments related to the future sale of molybdenum products to its customers. The Corporation has also entered into agreements during the three months ended March 31, 2007 that fix the price of molybdenum sales in future periods. In determining the estimated fair value of these agreements, the Corporation has made certain assumptions concerning the future price of molybdenum as there is no organized futures market. The Corporation considers historical prices, current prices, expected future supply and demand when making its assumptions on the future price of molybdenum. In addition to these sales agreements, the Corporation has entered into agreements to purchase foreign currency that establishes the price for these purchases. The change in fair value of all of these agreements has resulted in an unrealized loss on derivative instruments in the 1st Quarter of 2007 of $6,507 compared to nil in the same period last year.
Stock based compensation increased $2,122 in the three months ended March 31, 2007 as compared to the same period in 2006. Options were granted to new and promoted staff. Recent volatility of the Corporation’s share price resulted in higher costs per option in 2007.
Tax expense increased by $17,909 to $17,289 for the three months in 2007 as compared to 2006 as a result of the profitable operations in 2007. In 2006, the Corporation had no taxable income but had a future tax recovery related to the renunciation of exploration expenditures for the flow-through shares issued in 2005.
Cash Flows
Cash from operating activities provided $105,059 in the three months ended March 31, 2007 and required $3,672 in 2006. The increased cash flow was mainly a result of the TCMC acquisition in October 2006. The net income for the three months in 2007 of $47,735 included non-cash charges such as unrealized loss on derivative instruments of $6,507, stock-based compensation of $2,618, depreciation and depletion of $16,082 and amortized finance fees of $4,784 which were only partially offset by a future tax recovery of $20,560. Significant changes to the non-cash working capital were a reduction in inventory of $61,012, increases in accounts payables and accrued liabilities of $4,540, accounts receivable of $28,304 and income taxes payable of $12,180.
Investing activities required $10,413 for the 1st Quarter of 2007 primarily for capital expenditures and deferred stripping costs.
Financing activities used $78,023 in the 1st Quarter of 2007. The Corporation prepaid $61,855 of its 2nd Lien credit facility and paid $20,753 as a principal payment on its 1st Lien credit facility. The Corporation raised $5,158 through common share issues on the exercise of existing warrants and options in the three months ended March 31, 2007.
Liquidity and Capital Resources
During the 1st Quarter of 2007, cash and cash equivalents increased by $16,453 to $114,512 at March 31. The Corporation also has a $22,500 revolving credit facility available as part of its long term debt facility. The revolving credit facility matures October 26, 2011 and bears interest on outstanding balances at LIBOR plus 475 basis points. At March 31, 2007, the full amount of the revolving credit facility was available to be used.
For the remainder of 2007, the Corporation’s expected capital requirements include: capital expenditures of approximately $12,000, scheduled principal repayments of approximately $58,000, interest payments of approximately $23,000, and Davidson feasibility and permitting costs of approximately $3,000. In January 2008, Blue Pearl may be required to make a contingent payment to the TCMC vendors of $50,000 to $100,000 if the average market price of molybdenum is between $15 and $25 per pound for 2007. If the average price is less than $15 per pound, then no payment is required in 2008. The average price for the 1st Quarter of 2007 was in excess of $25 per pound.
In addition to the above amounts, financing for the Davidson Project construction will be required by 2008. The Davidson feasibility study is not completed so the amount required is unknown but is estimated by management to be approximately $50,000 to $60,000. The Corporation is considering options to finance this project that may include a joint venture arrangement with the other participant in the Endako joint venture. The Corporation’s loan facility restricts certain cash from being used for Davidson construction. At March 31, 2007 the Corporation has more than $40,000 that could be used for Davidson construction.
The Corporation believes that its operations and access to capital markets are sufficient to meet its ongoing obligations and capital requirements.
Outlook
The Corporation took advantage of higher than expected molybdenum demand and prices in the 1st Quarter by selling more product than was produced and lowering inventory. The Corporation’s ability to take advantage of the strong molybdenum demand will largely depend on the production from its mines as inventory levels remain low. While the Corporation’s production outlook for the year remains unchanged, in the 2nd Quarter production from the Thompson Creek Mine is expected be lower than the 1st Quarter due to the push back and initial stripping required to open a new phase of the mine. During this period, the mine will produce much of its molybdenum from an ore stock pile that has lower grade molybdenum.
The impact from lower production on the Corporation’s second-quarter revenues may be offset at least in part by the increase in molybdenum prices that began in the latter part of the first quarter. The quoted price for molybdenum oxide rose to about $28 per pound on average in March from an approximate average $25 per pound in January and February. Because of the normal one-month pricing lag on the Corporation’s sales, Blue Pearl did not begin to receive the higher prices evident in March until its April deliveries. The price increase that occurred in March has been generally sustained, with the market price for molybdenum oxide widely quoted in the range of $28 to $29 per pound on average in April and early May.
As previously announced, the Corporation is expecting to produce 21 million pounds of molybdenum in 2007 from its existing Thompson Creek and Endako mines and is planning to increase production from these mines to 27 million pounds in 2008 and 29 million pounds in 2009. This excludes any potential production from Blue Pearl’s Davidson Project. Davidson represents an opportunity for internal growth. A feasibility study of the Davidson Project is currently being conducted by Hatch Ltd and is expected to be completed in the next two months.
The Corporation’s production growth profile and the strong sales prices anticipated in the next two or three years because of favourable supply and demand fundamentals are expected to produce strong cash flow for the Corporation. The Corporation believes that its operations and access to capital markets are sufficient to meet its ongoing obligations and capital requirements. One of the Corporation’s goals is to reduce its long-term debt. The remaining debt can be prepaid without penalty and if prices remain sufficiently strong then debt payments may be made above the required minimum amounts.
In April 2007, the Corporation announced an updated measured and indicated molybdenum resource estimate for its Endako Mine. The updated resource estimate was calculated by the Wardrop Engineering Inc.. At a cut off grade of 0.02% molybdenum, estimated measured and indicated molybdenum resources at the Endako Mine are 492 million tonnes with an average grade of 0.043% molybdenum and contained molybdenum of 464 million pounds (75% of which are to the Corporation’s benefit). The Corporation has engaged Wardrop to estimate mineral reserves and prepare a detailed pit design as part of a new mine plan at Endako incorporating updated operating costs and long-term molybdenum sales price assumption of $10 per pound. The Endako Mine currently processes approximately 10 million tonnes of ore per year and its existing mine plan extends to 2013. The new resource estimate indicates that there is potential to significantly extend the mine life. The reserve study and mine design are expected to confirm the extended mine life later this year.
The Corporation is continuing efforts to update the resource estimates and a new mine plan for its Thompson Creek Mine. This work is expected to be completed later this year.
Related Party Transactions
The Corporation has a 75% interest in the Endako joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to the group of companies of which the other participant is a member, were approximately $46,075 for the three months ended March 31, 2007 (2006 — nil).
During the three months ended March 31, 2007, office administration fees of $36 (2006 — $65) were incurred from Glencairn Gold Corporation, a company related through certain common directors and management, for rent and various office services provided by it. Included in accounts payable owing to this company at March 31, 2007 is $5 (December 31, 2006 — $31).
Commitments and Contingencies
As discussed above, in connection with the acquisition of TCMC, the Corporation entered into the 1st Lien and 2nd Lien credit facility loan agreements. The 1st Lien credit facility requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity after the acquisition of TCMC. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. This loan is scheduled to mature on October 26, 2012. During the quarter, the Corporation retired the 2nd Lien credit facility.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loan. Each of these loans requires regular principal repayments and matures no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at March 31, 2007, the interest rate for these loans was 7.35%.
Maturities of long-term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total

Remainder of 2007	$55,899	$1,708	$57,607
2008	74,532	2,353	76,885
2009	74,532	2,423	76,955
2010	49,688	2,158	51,846
2011	34,782	—	34,782
Thereafter	29,817	—	29,817

	$319,250	$8,642	$327,892

The Corporation has entered into an agreement with one of the companies associated with the other participant in the Endako joint venture in which the Corporation will sell up to 10% of certain production from the Thompson Creek Mine. The price to be paid will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell approximately 8,000,000 pounds of molybdenum from 2007 to 2011 under the terms of this agreement. Approximately half of the expected sales will be sold at $7.50 per pound. The remainder of the expected sales will be sold at a discount to the market price at the time of the sale.
The Corporation has agreements in which it has committed to sell specified amounts of molybdenum in the future at fixed prices. In addition to the agreements that were in place upon the acquisition of TCMC (these agreements were entered into in 2004 and 2005), the Corporation has entered into new agreements during the 1st Quarter of 2007, including an agreement with one of the companies associated with the other participant in the Endako joint venture, in which the Corporation will sell a specified amount of molybdenum for the remainder of 2007, 2008 and 2010 at fixed prices. Under the terms of these agreements, the Corporation has committed to sell approximately 2.9 million pounds for the remainder of 2007 through 2010 at an average price of $19.46 per pound.
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At March 31, 2007 the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$23,806 at an average rate of US$0.87.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 10.4 million pounds of molybdenum under these agreements.
As described in the Introduction, Blue Pearl may be required to pay up to $125,000 to the vendors of TCMC over the next three years depending on the price of molybdenum.
Summary of Quarterly Results
(US$ in thousands, except per share amounts)
(Unaudited)

	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
	2005	2005	2005	2006	2006	2006	2006	2007

Revenue	$—	$—	$—	$—	$—	$—	$150,843	$275,348
Net income (loss)	$(573)	$(790)	$(2,490)	$(2,481)	$(2,758)	$(2,688)	$(12,716)	$47,735
Income(loss) per share
— basic	$(0.02)	$(0.02)	$(0.06)	$(0.06)	$(0.06)	$(0.05)	$(0.15)	$0.46
— diluted	$(0.02)	$(0.02)	$(0.06)	$(0.06)	$(0.06)	$(0.05)	$(0.15)	$0.45
Total assets	$8,749	$9,487	$8,397	$6,928	$7,752	$7,237	$921,282	$911,047
Change in Accounting Policies
Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA, including CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”.
(i)	Financial Instruments — Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash equivalents have been classified as available for sale investments and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in accumulated other comprehensive income and included in shareholders’ equity on the balance sheet.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

(ii)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

(iii)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this period.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and,

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. Prior year unrealized gains and losses are now classified and reported in the equity section of the balance sheet as accumulated other comprehensive loss.
Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the units of production method. This standard has been applied prospectively and prior years’ financial statements have not been restated.
Outstanding Share Data
Common shares and convertible securities outstanding at May 8, 2007 were:

			Common
	Expiry	Exercise	Shares on
Security	Dates	Prices	Exercise
		(Cdn$)	(000's)

Common shares			111,749
Warrants	Feb 3, 2008 to Oct 23, 2011	$1.00 to $9.00	24,644
Share options	Nov 9, 2007 to Mar 21, 2012	$0.60 to $12.35	6,943

			143,336

Disclosure Controls and Procedures
As of December 31, 2006, management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2006.
Internal Control Over Financial Reporting
As at December 31, 2006, the CEO and the CFO evaluated the design of the internal control over financial reporting and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31, 2006.
Management has determined that there have been no changes during the most recent interim period in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.
Forward-Looking Information
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business — Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
May 10, 2007